MADISON COVERED CALL & EQUITY STRATEGY FUND
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010

August 20, 2018

BY EDGAR

Ms. Kim Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Madison Covered Call & Equity Strategy Fund (“MCN” or “Registrant”)
Form N-14 8C Registration Statement (SEC File Nos. 811-21582 and 333-226105).

Ms. Browning,

The following serves to respond to comments received from you and the staff (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) telephonically on August 7, 2018, regarding the Form N-14 8C Registration Statement filed on July 9, 2018 (“Registration Statement”), on behalf of MCN related to, among other things, the proposed merger of the Madison Strategic Sector Premium Fund (“MSP”) with and into MCN. Immediately following the filing of this response letter, we will file a pre-effective amendment to the Registration Statement (“Pre-Effective Amendment No. 1”), which incorporates our responses to your comments. We have attached a draft “blacklined” version that incorporates our responses for your review. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Registration Statement.

1.
Comment: SEC Staff Legal Bulletin No. 19, Section IV, specifically notes, “[a]ll counsels providing legality or other legal opinions and all counsels and accountants providing tax opinions must consent to the prospectus discussion of such opinion, the reproduction of the opinion as an exhibit, and being named in the registration statement,” however the opinion of counsel (Exhibit 99.11) does not specifically consent to the prospectus discussion of such opinion. Please provide a revision to the opinion of counsel.

Response: Godfrey & Kahn, S.C., counsel to MCN and MSP (each a “Fund” and collectively, “Funds”), will amend its legal opinion to comply with the consent provisions of Staff Legal Bulletin No. 19, and the revised legal opinion will be filed with Pre-Effective Amendment No. 1.

2.
Comment: Rule 483(b) under Regulation S-K [17 C.F.R. § 230.483(b) (2000)], states, in part: “If any name is signed to the registration statement pursuant to a power of attorney, copies of such powers of attorney shall be filed as an exhibit to the registration statement. In addition, if the name of any officer signing on behalf of the registrant, or attesting the registrant's seal, is signed pursuant to a power of attorney, certified copies of a resolution of the registrant's board of directors authorizing such signature shall also be filed as an exhibit to the registration statement. A power of attorney that is filed with the Commission shall relate to a specific filing, an amendment thereto, or a related registration statement that is to be effective upon filing pursuant to Rule 462(b) (§ 230.462(b)) under the Act.”

The powers of attorney, included as Exhibit 99.16 of the Registration Statement, did not specifically reference the Registration Statement (“Form N-14 8C”) in the powers of attorney, and indicate a change in future Registration Statements.

Response: Registrant will include new powers of attorney with Pre-Effective Amendment No. 1 to comply with Rule 483(b).

3.
Comment: The Registrant issued a “Press Release” dated June 29, 2018, and made disclosures in the Registration Statement that it will request the shareholders of MSP and MCN to approve the proposed merger. If the merger is approved and the transaction closed, MCN (the surviving Fund) then intends to conduct a tender offer of up to 25% of the Fund at 99.5% of NAV. Rule 102 of Regulation M prohibits a registrant from inducing a sale or bid that is subject to a “distribution” during a “restricted period.” Please describe supplementally to the Staff how the Registration Statement is in compliance with Rule 102 of Regulation M.

Response: Registrant confirms supplementally that the registration statement complies with Regulation M, Rule 102, because Registrant removed all references and disclosure related to the tender. In the adopting release to Regulation M (see “Mergers, Acquisitions, and Exchange Offers,” Regulation M Adopting Release, January 3, 1997), the SEC stated “mergers, acquisitions, and exchange offers involve distributions in which interested persons have considerable incentive to manipulate.” To prevent manipulation, Regulation M, makes it unlawful for an issuer conducting a distribution of its securities or an affiliated purchaser of such issuer “to bid for, purchase or attempt to induce and person to bid for or purchase” the security of such issuer that is the subject of the distribution during the restricted period in Rule 102. The SEC indicated that the description of a tender offer in a registration statement filed with the SEC is considered a “bid” for the shares of the tender offer for the purposes of Regulation M (see Aberdeen Chile Fund, Inc., SEC exemptive relief, Exchange Act Release No. 34-82136, November 21, 2017). Registrant will comply Rule 102 of Regulation M because there is no reference or discussion of the tender offer within the registration statement, and consequently no bid during the restricted period.

4.	Comment: As part of the previous comment, provide an analysis on whether the Press Release is in compliance with Rule 102 of Regulation M.

Response: Response attached hereto as Attachment A.

5.
Comment: The Press Release references a “settlement,” as follows: “The Funds also announced that they have reached a settlement with Karpus Management, Inc. ("Karpus"), the largest shareholder of both MSP and MCN, pursuant to which Karpus has agreed to support the Merger and withdraw the shareholder proposals and trustee nomination it had previously submitted to MSP and/or MCN (the "Settlement Agreement").”

If the settlement was a legal settlement related to civil litigation with Karpus it needs to be disclosed in the Registration Statement pursuant to Item 5(b) of Schedule N-14, and Item 12 of Form N-2. If the settlement was not part of a legal settlement or civil litigation the Staff requests that the Registrant respond supplementally that the Registration Statement disclosure meets the requirement of Item 5(b) of Schedule N-14 as it relates to Item 12 of Form N-2.

Response: The “settlement” refers to the agreement between the parties that if the Funds pursue a merger and tender offer, Karpus will support the actions and withdraw its proposals.
Registrant confirms supplementally that the settlement was not part of any civil litigation or any legal proceedings, to which the Registrant is a party. Therefore, the settlement does not need to be disclosed pursuant to Item 5(b) of Schedule N-14 as it relates to Item 12 of Form N-2.

6.
Comment: Consider a terminology change in the Registration Statement, such that “MSP” be identified as “MSP – Target Fund” and “MCN” be identified as “MCN - Acquiring Fund,” or some version of such terminology such that the shareholders are more clearly aware of the target Fund and the acquiring Fund.

Response: Registrant added the disclosure.

7.
Comment: In the Q&A, and elsewhere in the Registration Statement, it is stated that “[t]he Funds have the same investment objectives and fundamental policies and substantially similar [emphasis added] non-fundamental policies, strategies and risks.” You should remove the language “substantially similar” and replace it with “no material differences with respect to” throughout the entire Registration Statement, if this is an accurate statement.

Response: Registrant revised the disclosure.

8.	Comment: Disclose the maximum amount of additional common shares of MCN offered as part of the merger in Proposal 2.

Response: Registrant added the disclosure to Proposal 2.

9.
Comment: MCN has higher service fees than MSP. Pursuant to Item 22(a)(3)(iv) of Schedule 14A include a discussion of these higher service fees, and Board consideration of this fact in recommending the merger, in both the Q&A and the body of the prospectus.

Response: Registrant added the disclosure to the Q&A (#10), and in the “Investment Adviser” and “Board Considerations” sections of the Registration Statement.

10.	Comment: Confirm supplementally that the disclosure on fees is compliant with Item 22(a)(3)(iv) of Schedule 14A.

Response: Registrant confirms supplementally that disclosure is compliant with Item 22(a)(3)(iv) of Schedule 14A.

11.
Comment: The Registration Statement states the merger into a combined Fund “may result in some benefits and economies for the Adviser and its affiliates, including expected operational efficiencies from managing one portfolio instead of two.” Include an expanded discussion of these operating efficiencies and identification of affiliates, and Board consideration of this fact in recommending the merger in both the Q&A and the body of the prospectus.

Response: Registrant added the disclosure to the Q&A (#11) and in the “Board Considerations” section of the Registration Statement.

12.
Comment: Consistent with the previous comment, expand the discussion of “synergies” for the investment adviser and administrator to the combined Fund and confirm supplementally there is no financial benefit to the adviser.

Response: Registrant added disclosure to Q&A (#10). Registrant confirms supplementally there is no financial benefit to the adviser for the merger.

13.	Comment: Add a Q&A addressing shareholder dilution of voting power as it relates to the combined Fund.

Response: Registrant added the disclosure as Q&A (#15).

14.	Comment: Confirm supplementally that there are no material differences in the investment management agreements between the Adviser and each Fund.

Response: Registrant confirms that there are no material differences between the two investment management agreements.

15.	Comment: Revise Question 9 of the Q&A by adding a bullet point or extra paragraph specifically noting for MSP shareholders that their expenses will increase in the combined Fund.

Response: Registrant added the disclosure to Question 9 and an additional Q&A (#10).

16.	Comment: Revise the Q&A if the Fund Boards’ used any 3rd party consulting services to assist with their decision making with respect to the merger and tender offer.

Response: The Boards did not use any 3rd party consultants in making their decision; therefore, no disclosure was revised or added.

17.
Comment: The Registration Statement does not address portfolio re-positioning costs, and associated fees and expenses incurred by the Funds related to such portfolio re-positioning and the merger. Provide an expanded discussion of these portfolio re-positioning costs and whether these costs will be borne by the shareholders. If there are portfolio re-positioning costs, include this information (expressed both in total dollars, and as a percentage of each Fund’s net assets) in both the Q&A and the body of the prospectus. Further, add an estimate of taxes and capital gains in the Q&A and the body of the prospectus.

Response: Registrant reviewed portfolio re-positioning with the portfolio management team for the Funds. The portfolio management team does not expect to re-position the Funds’ holdings as a result of this merger. As a result, there are no projected portfolio re-positioning costs and no capital gains generated; therefore, Registrant did not revise disclosure in the Registration Statement.

18.	Comment: Any costs excluded from the costs of the merger (e.g., brokerage costs for portfolio re-positioning) should be clearly stated in both the Q&A and the body of the prospectus.

Response: Registrant reviewed portfolio re-positioning with the portfolio management team for the Funds. The portfolio management team does not expect to re-position the Funds’ holdings as a result of this merger. As a result, there are no projected brokerage costs for portfolio re-positioning, therefore, no disclosure has been added.

19.
Comment: Revise the Q&A and Proposal 3 noting that Trustee election is not conditioned on Proposal 1 (the merger) and Proposal 2 (issuance of shares in connection with the merger). You further indicate stating that the Trustee election is not conditioned on the tender offer.

Response: Registrant added this disclosure as it relates to Proposal 1 and Proposal 2 (Q&A #24 and Proposal 4, page 31). Registrant removed all references to the tender offer.

20.	Comment: Include a discussion of any negative consequences if the merger is not approved in the body of the prospectus.

Response: Registrant has included disclosure that the Fund may continue to operate as a stand-alone fund in the Q&A and body of the Registration Statement.

21.
Comment: In the Q&A, include a discussion of how abstentions and broker non-votes are counted for each proposal. In addition, include a discussion of how abstentions and broker non-votes are counted for a proposal to adjourn the meeting.

Response: The disclosure has been added to the Q&A (#3) and to the “Voting Requirements and other Information about the Meetings” (page 37), section of the Registration Statement.

22.	Comment: Include disclosure that MCN will be the accounting survivor in the body of the prospectus.

Response: Registrant added this disclosure in Q&A (#8) and also under Proposal 1 in the section “Background to the Merger” (page 5).

23.
Comment: Regarding MCN’s Fundamental Policy relating to Industry Concentration, the Registrant previously made a representation that, at the next vote of shareholders, Registrant will ask shareholders to vote to either strike the exception in subsection (b) regarding temporary defensive positions, or will ask shareholders to modify subsection (b) to provide that concentration for purposes of temporary defensive positions will be limited to cash or cash equivalents, including government securities or interests in domestic bank deposits.

Response: Registrant added the proposal to the proxy statement to vote on a change to the Fundamental Policy.

24.	Comment: Please indicate supplementally whether the fee table in the prospectus has the most recent fees for the fiscal year-end.

Response: Registrant confirms the fees as presented as of December 31, 2017, in the prospectus, are the most recent fees available as the fiscal year-end.

25.
Comment: Confirm whether there are specific shareholder fees connected with both Funds’ dividend reinvestment plans. If there are specific shareholder fees, such fees should be disclosed in a chart in the prospectus. If there are no specific fees, please confirm supplementally that there are no specific fees.

Response: We confirm there are no specific shareholder fees charged for the Funds’ dividend reinvestment plans.

26.	Comment: Confirm whether the Funds are allowed to use leverage, and whether the Funds currently have leverage.

Response: While the Funds are permitted to use leverage, they do not currently use leverage, and the Registrant does not expect to use leverage as part of the combined Fund’s investment strategy.

27.	Comment: In the Q&A, add discussion related to Board review and discussion of both Funds’ NYSE share price discount to the net asset value per share.

Response: Registrant added the disclosure to Q&A #9.

28.
Comment: Consistent with the previous comment, please note in the Q&A that the target price of the acquiring Fund (MCN) is higher than the price of the acquired Fund (MSP). Add a note in the Q&A that market volatility could affect the market price and the discount for each of the Funds prior to the tender offer taking place.

Response: Registrant added the disclosure regarding the target price and how market volatility could affect the price and discount prior to the Merger to Q&A #14. Registrant removed disclosure regarding tender offer.

29.
Comment: You noted that in Item 16, Exhibit 12 of the Registration Statement, Registrant will file a tax opinion with a post-effective effective amendment. You also noted that the Registrant may also file the tax opinion with a pre-effective amendment if it so chooses.

Response: Registrant confirms Godfrey & Kahn will provide the tax opinion upon the closing of the merger, after which it will be filed as an exhibit to the Registration Statement. Registrant as added the “Undertakings in Part C (Item 17).

30.
Comment: The SEC Staff Accountant reviewed the Registration Statement and noted that in the SAI, the difference in service fees charged by the Funds would result in a pro forma adjustment to the statement of operations.

Response: Registrant added the disclosure to the SAI (Part B).

31.	Comment: Please provide a copy of this comment letter and Registrant’s responses to the SEC along with a black-lined version of the pre-effective Registration Statement.

Response: Registrant attached a black-lined version of the Registration Statement, which shows the changes made in response to the Staff comments.

* * * *
If you have any questions or comments regarding this Registration Statement, please call the undersigned at 608-216-9114.

Respectfully submitted,
/s/ Kevin S. Thompson
Kevin S. Thompson
Chief Legal Officer

Attachments:
Attachment A
Black-line of the Registration Statement

Attachment A

GODFREY & KAHN S.C.
833 EAST MICHIGAN STREET, SUITE 1800
MILWAUKEE, WISCONSIN 53202-5615
TEL 414.273.3599 FAX 414.273.5198
WWW.GKLAW.COM

MEMORANDUM

TO:	Ms. Kim Browning U.S. Securities and Exchange Commission

FROM:	Godfrey & Kahn S.C.
DATE:	August 20, 2018
RE:	Madison Covered Call & Equity Strategy Fund Form N-14 8C Registration Statement (SEC File Nos. 811-21582 and 333-226105)

On June 29, 2018, Madison Strategic Sector Premium Fund (“MSP”) and Madison Covered Call & Equity Strategy Fund (“MCN” and together with MSP, the “Funds”) issued a joint press release (the “Press Release”) announcing the approval by the Funds’ Boards of Trustees of (1) the merger of MSP with and into MCN (the “Surviving Fund”) and (2) a subsequent tender offer for up to 25% of the outstanding shares of the Surviving Fund at a price equal to 99.5% of the net asset value (“NAV”) at the close of trading on the date the tender offer expires, to be conducted following, and contingent upon, the completion of the merger. It is anticipated that the tender offer will commence in October 2018 and be completed by November 2018. The Funds intend to engage in the merger transaction and the subsequent tender offer pursuant to the terms of a settlement agreement between the Funds and Karpus Management, Inc. (“Karpus”), the Funds’ largest shareholder. You have requested that the Registrant provide you with an analysis with respect to the potential application of Rule 102 of Regulation M (the “Rule”) to the disclosure regarding the anticipated tender offer in the Press Release and whether that disclosure constitutes an impermissible “bid” under the Rule. The Registrant has concluded that the disclosure of the planned tender offer in the Press Release does not constitute an impermissible “bid” under the Rule for the reasons set forth below.
Regulation M is intended to preclude manipulative conduct by persons with an interest in the offering. The Rule provides that, in connection with a distribution of securities by an issuer, it is unlawful for the issuer “directly, or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period.”1 The SEC has indicated in several exemptive orders that funds engaged in a merger transaction are engaged in the distribution of securities for purposes of the Regulation M.2 Rule 100 of Regulation M defines the “restricted period” with respect to a distribution involving a merger to be “the period beginning on the day the proxy solicitation or offering materials are first disseminated to security holders and ending on the completion of the distribution.” In an FAQ on Regulation M in SEC Staff Legal Bulletin No. 9 (the “FAQ”), the SEC clarified that the restricted period of a distribution in connection with a merger “begins on the day of mailing of proxy solicitation materials and continues through the end of the period in which the target shareholders can vote on the merger.”

_____________________________
1 Rule 100 of Regulation M defines a “covered security” as any security that is the subject of a distribution, or any reference security.
2 See, e.g., Aberdeen Chile Fund, Inc., Securities Exchange Act Release No. 82136 (November 21, 2017); Sunset Financial Resources, Inc., SEC No-Action Letter (August 26, 2006).

Given the purpose of Regulation M and the Rule’s definition of the applicable restricted period, the Registrant believes that the disclosure of the anticipated tender offer in the Press Release does not constitute an impermissible “bid” under the Rule. First, the disclosure does not involve any manipulative conduct, including the manipulative conduct Regulation M was designed to prevent. It was not intended to, or drafted in a manner that should, induce any person to bid for or purchase shares of the Surviving Fund.3 Rather, in the Registrant’s view, the prompt disclosure of the Boards’ approval of the merger, the Karpus settlement and the tender offer was critical for providing investors with complete information about the decisions made by the Funds’ Boards of Trustees. This comprehensive disclosure is consistent with the anti-fraud disclosure requirements imposed on issuers by Rule 10b-5 under the Securities Exchange Act of 1934, as amended. Specifically, Rule 10b-5(b) provides that it is unlawful for issuers “[t]o make any untrue statement of material fact or to omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.” Similarly, Subsection 202.05 of the New York Stock Exchange Listed Company Manual requires issuers of listed securities to “release quickly to the public any news or information which might reasonably be expected to materially affect the market for it securities.” The Registrant believes that investors or potential investors would view the Board decisions as material to their investment decisions described in the Press Release, and that the Registrant’s failure to disclose the information disclosed in the Press Release could have constituted the omission of information material to such decisions in violation of Rule 10b-5 and the New York Stock Exchange listing requirements.
Additionally, the disclosure of the anticipated tender offer in the Press Release does not run afoul of the Rule because the Press Release was issued prior to the applicable restricted period set forth in the Rule. As clarified in the FAQ, the restricted period applicable in the context of mergers begins on the day of the mailing of proxy solicitation materials. As noted above, the Press Release was issued on June 29, 2018, well before the mailing of proxy solicitation materials, which has not yet occurred.

______________________________

3In fact, the Press Release includes a disclaimer that it “is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Funds. This press release describes a Merger, which will be conducted pursuant to an agreement and plan of reorganization that will be included in a Form N-14 registration statement, to be filed by MCN.” The disclaimer also clarifies that the Press Release describes a tender offer that has not yet commenced and that will be made “only pursuant to an offer to purchase, a related letter of transmittal and other documents that will be filed with the SEC.” In other words, the purpose of the Press Release is to disclose the actions of the Boards of Trustees with respect to potential transactions, not to induce a bid for or purchase of securities.